Exhibit 99.1

SPECIAL SHAREHOLDERS’ MEETING TO APPROVE SHARE CONSOLIDATION

Quebec City,Canada, July 21, 2009 – Copernic Inc. (“Copernic” or the “Company”) (NASDAQ: CNIC) announced today that it intends to seek shareholder approval to complete a share consolidation on the basis of one (1) post consolidation common share for every two (2) to ten (10) pre-consolidation shares.  The exact consolidation factor will be determined at the discretion of the board of directors.

The proposed share consolidation is subject to shareholder approval, and to this end, will be submitted for approval by the shareholders at a special shareholders’ meeting scheduled to take place on Friday September 11, 2009 at 10 am at the offices of Fasken Martineau DuMoulin at 800 Place Victoria, 37th Floor, Montreal, Quebec.  In addition to obtaining the requisite shareholder approval, the proposed share consolidation is subject to the ultimate discretion of the board of directors to implement the share consolidation.

The objective of the share consolidation is to comply with Nasdaq Capital Market’s minimum bid price requirement. As previously disclosed on April 16, 2009, the Company had failed to meet the minimum bid requirement.  However, Nasdaq had provided for a temporary suspension to allow companies to comply with this requirement.  On July 13, 2009 the Company received another letter from Nasdaq extending the temporary suspension, which means that the Company has until September 30, 2009 to comply with the minimum bid requirement for continued listing. Based on discussions with the SEC, Nasdaq does not expect any further extensions of the suspension.

In order to satisfy Nasdaq Capital Market’s minimum bid price requirement for continued listing, the Company’s shares must trade at the minimum bid price requirement for a minimum of ten consecutive trading days.

Additional details regarding the proposed share consolidation will be included in a management  information circular that will be distributed to shareholders in advance of the special shareholders’ meeting.

Mr, Marc Ferland, President and CEO of Copernic commented, in relation to the proposed share consolidation, that “it is in the best interests of all the shareholders for the company to maintain its public listing.”

About Copernic Inc.

Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology. They also provide innovative home and business software products and solutions for desktop, web and mobile users, through its online property www.copernic.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims any intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR INFORMATION PLEASE CONTACT:
Copernic Inc.
Marc Ferland
President and Chief Executive Officer
Telephone Toll Free: (877) 289-4682 #139
Telephone: (418) 527-0528
Email: mferland@copernic.com
Website: www.copernic.com